Exhibit 99.1

Media Advisory: TransAlta Second Quarter 2020 Results and Conference Call

CALGARY, AB, July 10, 2020 /CNW/ - TransAlta Corporation ("TransAlta") (TSX: TA) (NYSE: TAC) will release its second quarter 2020 results before markets open on Friday, July 31, 2020. A conference call and webcast to discuss the results will be held for investors, analysts, members of the media and other interested parties the same day beginning at 9:00 a.m. Mountain Time (11:00 a.m. ET). The media will be invited to ask questions following analysts.

Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company.

Second Quarter 2020 Conference Call:
Toll-free North American participants call: 1-888-231-8191
Webcast link:  https://produceredition.webcasts.com/starthere.jsp?ei=1345059&tp_key=3994b82c94

Related materials will be available on the Investor Centre section of TransAlta's website at http://www.transalta.com/investors/events-and-presentations. If you are unable to participate in the call, the instant replay is accessible at 1-855-859-2056 (Canada and USA toll free) with TransAlta pass code 3287982 followed by the # sign. A transcript of the broadcast will be posted on TransAlta's website once it becomes available.

About TransAlta Corporation:
TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and  has been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. TransAlta is proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit its web site at transalta.com.

View original content:http://www.prnewswire.com/news-releases/media-advisory-transalta-second-quarter-2020-results-and-conference-call-301091794.html

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/July2020/10/c5150.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 18:11e 10-JUL-20